
02004921

TES
IGE COMMISSION
20549



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| SEC FILE NUMBER |
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| 8- 38947 |

# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Delaware Securities, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

507 Karen Lane
(No. and Street)

| Media | PA | 19063 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gilad Gevaryahu, CPA (610) 667-7415
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pirolli, James G. CPA
(Name — *if individual, state last, first, middle name*)

| 207 Buck Road, Suite 1C | Holland | PA | 18966 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |



**CHECK ONE:**
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

## OATH OR AFFIRMATION

I, William Schultz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Delaware Securities, Inc., as of December 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title



Notary Public

NOTARIAL SEAL
RENEE A. BOR, Notary Public
City of Philadelphia, Phila. County
My Commission Expires Nov. 3, 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditor's Report on Internal Accounting Control Structure Required by SEC Rule 17A-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

*DELAWARE SECURITIES, INC.*
*FINANCIAL STATEMENTS*
*AND ADDITIONAL INFORMATION*
*FOR THE YEAR ENDED*
*DECEMBER 31, 2001 WITH*
*REPORT AND SUPPLEMENTARY REPORT*
*OF INDEPENDENT AUDITOR*

*DELAWARE SECURITIES, INC.*

*FINANCIAL STATEMENTS*

*FOR THE YEAR ENDED DECEMBER 31, 2001*

**TABLE OF CONTENTS**

JAMES G. PIROLLI
CERTIFIED PUBLIC ACCOUNTANT

TEL (215) 364-8016
FAX (215) 364-6381

207 BUCK ROAD • SUITE 1C
HOLLAND, PENNSYLVANIA 18966


## *INDEPENDENT AUDITOR'S REPORT*

To the Shareholder and Officer of
Delaware Securities, Inc.
Media, Pennsylvania

I have audited the accompanying statement of financial condition of Delaware Securities, Inc. (a Pennsylvania corporation) as of December 31, 2001 and the related statements of operations, changes in stockholder's deficit, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Delaware Securities, Inc. at December 31, 2001, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in my audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



February 25, 2002

*DELAWARE SECURITIES, INC.*

*STATEMENT OF FINANCIAL CONDITION*

*DECEMBER 31, 2001*

## ASSETS

| | |
|---|---|
| Cash | $ 50,551 |
| Securities owned, marketable at market (Note 7) | |
| Equities | 111,258 |
| Options | 250 |
| Equipment, net of accumulated depreciation of $11,323 | 12,469 |
| Funds held in accounts with clearing broker | 298,475 |
| Prepaid expense | 36,800 |
| Other assets | 1,390 |
| | $511,193 |

## LIABILITIES AND STOCKHOLDER'S DEFICIT

| | |
|---|---|
| Accounts payable and accrued expenses | $ 13,429 |
| Securities sold but not purchased (Note 7) | |
| Equities | 1,500 |
| Options | 57,500 |
| Subordinated loan payable | 225,000 |
| Shareholder loans payable | 250,000 |
| Total liabilities | 547,429 |
| Common stock, no par value, 1,000 shares authorized, 20 shares issued and outstanding | 20 |
| Additional paid in capital | 1,694,033 |
| Accumulated deficit | (1,730,289) |
| Total stockholder's deficit | (36,236) |
| | $ 511,193 |

The accompanying notes are an integral part of these financial statements.

*DELAWARE SECURITIES, INC.*

*STATEMENT OF OPERATIONS*

*FOR THE YEAR ENDED DECEMBER 31, 2001*

| | |
|---|---|
| **REVENUE** | |
| Loss from trading activities | $ (157,196) |
| Interest Income | 3,224 |
| | (153,972) |
| **EXPENSES** | |
| Regulatory fees and exchange seat expense | 28,167 |
| Clearing and brokerage expense | 18,146 |
| Other operating expenses | 70,050 |
| Total expenses | 116,363 |
| Net loss | $(270,335) |

The accompanying notes are an integral part of these financial statements.

*DELAWARE SECURITIES, INC.*

*STATEMENT OF CHANGES IN STOCKHOLDER'S DEFICIT*

*FOR THE YEAR ENDED DECEMBER 31, 2001*

| | Common Stock | Additional Paid in Capital | Accumulated Deficit | Total |
|---|---|---|---|---|
| Balances at January 1, 2001 | $20 | $ 1,387,294 | $(1,459,954) | $ (72,640) |
| Net loss | - | - | (270,335) | (270,335) |
| Additional paid in capital | - | 306,739 | - | 306,739 |
| Balances at December 31, 2001 | $20 | $1,694,033 | $(1,730,289) | $ (36,236) |

The accompanying notes are an integral part of these statements.

*DELAWARE SECURITIES, INC.*

*STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS*

*FOR THE YEAR ENDED DECEMBER 31, 2001*

| | |
|---|---|
| Subordinated borrowings at January 1, 2001 | $225,000 |
| Increases | - |
| Decreases | - |
| Subordinated borrowings at December 31, 2001 | $225,000 |

The accompanying notes are an integral part of these financial statements.

## *DELAWARE SECURITIES, INC.*

## *STATEMENT OF CASH FLOWS*

## *FOR THE YEAR ENDED DECEMBER 31, 2001*

| | |
|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | |
| Net loss | $ (270,335) |
| Add items not requiring the use of cash | |
| Depreciation | 3,774 |
| (Increase) decrease in | |
| Securities owned | 24,390 |
| Funds held in accounts with clearing broker | (200,319) |
| Prepaid expenses | (29,800) |
| Increase (decrease) in | |
| Securities sold but not purchased | 58,999 |
| Accounts payable and accrued expenses | (1,310) |
| Cash used by operating activities | (414,601) |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | |
| Proceeds from additional paid in capital | 306,739 |
| Proceeds from shareholder loans | 153,261 |
| Cash provided by financing activities | 460,000 |
| Increase in cash | 45,399 |
| Cash at beginning of year | 5,152 |
| Cash at end of year | $ 50,551 |

The accompanying notes are an integral part of these financial statements.

*DELAWARE SECURITIES, INC.*

*NOTES TO FINANCIAL STATEMENTS*

*FOR THE YEAR ENDED DECEMBER 31, 2001*

## (1) ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

*Organization*
Delaware Securities, Inc. (the "Company") was formed as a corporation in the Commonwealth of Pennsylvania on November 23, 1987 for the purpose of conducting investment activities on a proprietary basis. The Company became a member of the Philadelphia Stock Exchange effective November 23, 1987 and conducts all of its business as a registered broker dealer and member of the Philadelphia Stock Exchange.

*Significant Accounting Policies*

Cash
For purposes of the statement of cash flows, the Company includes as cash amounts on deposit at banks. The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. There were no cash equivalents at December 31, 2001.

Recognition of Revenue
Securities transactions and expenses are recorded on a trade date basis.

Equipment
Equipment is recorded at cost. Depreciation is computed using the straight-line method based on an estimated life of five years. For 2001, depreciation expense amounted to $3,774.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

## (2) FINANCIAL INSTRUMENTS

Derivative financial instruments used for trading purposes, including hedges of trading instruments, are carried at market value or if market values are not available, fair value. Market value for exchange-traded derivatives, principally futures and certain options, is based on quoted market prices.

## (2) FINANCIAL INSTRUMENTS (CONTINUED)

Derivatives used for hedging purposes include purchased options. Unrealized gains or losses on these derivative contracts are recorded on the same basis as the underlying assets or liabilities, that is they are marked to market. Unrealized gains or losses resulting from hedges of marked-to-market financial instruments are recorded in trading revenues.

Fair values of options contracts are recorded in financial instruments owned or financial instruments sold, not yet purchased.

Premiums and unrealized gains for written and purchased option contracts, are recognized gross in the statement of financial condition.

*Fair Value of Financial Instruments*
The financial instruments of the Company are reported in the statement of financial condition at market or fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments. The following table discloses the approximate fair values of derivative financial instruments held for trading as of December 31, 2001 as well as the approximate average monthly fair value of the instruments during 2001:

| | Fair Value at Year-End | | Average Fair Values | |
|---|---|---|---|---|
| | *Assets* | *Liabilities* | *Assets* | *Liabilities* |
| Long options | $ 250 | | $10,307 | |
| Short options | | $57,500 | | $61,292 |

*Financial Instruments with Off-Balance Sheet Risk*
The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include primarily exchange-traded and over the counter options. These derivative financial instruments are used to conduct trading activities, and manage market risks and, are therefore, subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to hedge other positions or transactions.

As a writer of options, the Company receives a premium in exchange for giving the counterparty the right to buy or sell the security at a future date at a contracted price. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2001, at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2001.

**(3) LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS**

The Company has a subordinated loan agreement for equity capital with its sole shareholder and officer in the amount of $100,000 whereby the cash proceeds will be used as part of the Company's capital and the Company agrees to repay the loan balance on or before April 10, 2003.

The subordinated borrowing is covered by an agreement approved by the Philadelphia Stock Exchange and thus is available in computing net capital under the Securities and Exchange Commissions uniform net capital rule.

**(4) NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c 3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1. Minimum "net capital" must be at least $100,000. At December 31, 2001, the Company had net capital of $125,765 which was $25,765 in excess of its required net capital of $100,000. The Company's net capital ratio was 2.09 to 1.

**(5) INCOME TAXES**

The Company is an S Corporation and as such is not subject to federal or state corporate taxes on its taxable income. Instead, the sole shareholder is liable for federal and state income taxes on the Company's taxable income.

**(6) SPECIAL ACCOUNT FOR EXCLUSIVE BENEFIT OF CUSTOMERS**

The Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934 and therefore, among other things, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers," since it meets the requirement of Rule 15c3-3(k)(2)(a) and does not carry security accounts for customers or perform custodial functions relating to customer securities.

**(7) SECURITIES OWNED AND SOLD, NOT PURCHASED**

Marketable securities owned and sold, not purchased, consist of trading and investment securities at market values.

## (8) CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event that counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Financial instruments that potentially subject the Company to credit risk include investments held in the firm's account with the clearing broker. The investments held in the account total $111,508 which is a material portion of the firm's assets. Market fluctuations could reduce the value of the investments.

Schedule I

*DELAWARE SECURITIES, INC.*

*COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1*

*OF THE SECURITIES AND EXCHANGE COMMISSION*

*DECEMBER 31, 2001*

## NET CAPITAL

| | | |
|---|---|---|
| Total stockholder's deficit | | $(36,236) |
| Add subordinated loan | | 225,000 |
| Deductions and/or charges | | |
| Non-allowable assets: | | |
| Equipment | $12,469 | |
| Prepaid expense | 36,800 | |
| Other assets | 1,390 | |
| | | (50,659) |
| Net capital | | 138,105 |
| Haircuts | | |
| Trading and investment securities | 10,955 | |
| Undue concentration | 1,385 | |
| | | (12,340) |
| Net capital | | $125,765 |

## AGGREGATE INDEBTEDNESS

| | |
|---|---|
| Items included in statement of financial condition | |
| Accounts payable and accrued expenses | $ 13,429 |
| Shareholder loans payable | 250,000 |
| Total aggregate indebtedness | $263,429 |

*DELAWARE SECURITIES, INC.*

*COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1*

*OF THE SECURITIES AND EXCHANGE COMMISSION*

*DECEMBER 31, 2001*

## COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

| | |
|---|---|
| Minimum net capital required or $100,000 if greater | $100,000 |
| Excess net capital at 1500% | $ 25,765 |
| Excess net capital at 1000% | $ 99,422 |
| Ratio: aggregate indebtedness to net capital | 2.09:1 |

## RECONCILIATION WITH COMPANY'S COMPUTATION

(Included in Part IIA of Form X-17A-5 as of December 31, 2001)

| | |
|---|---|
| Net capital, as reported in company's Part IIA (Unaudited) FOCUS Report | $125,765 |

## *DELAWARE SECURITIES, INC.*

## *COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS*

## *UNDER RULE 15c3-3 OF THE*

## *SECURITIES AND EXCHANGE COMMISSION*

## *FOR THE YEAR ENDED DECEMBER 31, 2001*

Delaware Securities, Inc. claims an exemption from Rule 15c3-3 based on Section 15c3-3 (k)(2)(ii) who, as a broker or dealer who conducts business solely on a proprietary basis, does not receive or hold customers' funds and securities. Delaware Securities, Inc. uses a clearing broker, First Options of Chicago, Inc., to clear all trading transactions.

## *INFORMATION RELATING TO POSSESSION*

## *OR CONTROL REQUIREMENTS*

## *UNDER RULE 15c3-3 OF THE*

## *SECURITIES AND EXCHANGE COMMISSION*

## *FOR THE YEAR ENDED DECEMBER 31, 2001*

Delaware Securities, Inc. claims an exemption from Rule 15c3-3 based on Section 15c3-3(k)(2)(ii) who, as a broker or dealer who conducts business solely on a proprietary basis, does not receive or hold customer funds and securities.

JAMES G. PIROLLI
CERTIFIED PUBLIC ACCOUNTANT

TEL (215) 364-8016
FAX (215) 364-6381

207 BUCK ROAD • SUITE 1C
HOLLAND, PENNSYLVANIA 18966

## *INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL*

## *STRUCTURE REQUIRED BY SEC RULE 17A-5*

To the Shareholder and Officer
of Delaware Securities, Inc.
Media, PA

In planning and performing my audit of the financial statements of Delaware Securities, Inc. (the "Company") for the year ended December 31, 2001, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining the compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2 Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payments for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the policies and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the Philadelphia Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



February 25, 2002